SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

GENERAL FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

Neil Gagnon, 1370 Avenue of the Americas, 24th Floor, New York, NY 10019, (212) 554-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 27, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:      Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

 1            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101	13D	Page 2 of 7 Pages

1	names of reporting persons i.r.s. identification no. of above persons (entities only) GAGNON SECURITIES LLC
2	check the appropriate box if a group* (a) ☐ (b) ☒
3	sec use only
4	sources of funds OO (Funds from Investment Advisory Clients).
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0
	8	shared voting power 3,733,176
	9	sole dispositive power 0
	10	shared dispositive power 3,733,176
11	aggregate amount beneficially owned by each reporting person 3,733,176
12	check box if the aggregate amount in row (11) excludes certain shares * ☐
13	percent of class represented by amount in row 11 16.57%
14	type of reporting person* IA, BD

CUSIP No. 369822101	13D	Page 3 of 7 Pages

1	names of reporting persons i.r.s. identification no. of above persons (entities only) NEIL GAGNON
2	check the appropriate box if a group* (a) ☐ (b) ☒
3	sec use only
4	sources of funds PF, AF, OO (Funds from Investment Advisory Clients).
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 2,785,288
	8	shared voting power 4,434,038
	9	sole dispositive power 2,785,288
	10	shared dispositive power 4,518,595
11	aggregate amount beneficially owned by each reporting person 7,303,883
12	check box if the aggregate amount in row (11) excludes certain shares * ☐
13	percent of class represented by amount in row 11 32.38%
14	type of reporting person* IN

CUSIP No. 369822101	13D	Page 4 of 7 Pages

ITEM 1.  Security and Issuer

This Schedule 13D relates to the common stock (“Common Stock”), of General Finance Corporation (the “Issuer”).  This Schedule 13D amends, supplements and replaces the Schedule 13G dated February 18, 2009, as amended on February 12, 2010, April 8, 2010 and February 14, 2011.  The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, CA 91103.

ITEM 2. Identity and Background

(a)    This statement is filed by:

(i)
Gagnon Securities LLC (“GS”), a Delaware limited liability company which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) in its role as investment manager to several Accounts (as defined in Item 5 herein).  GS is duly registered as a broker-dealer; and

(ii)	Neil Gagnon, the Managing Member and Principal Owner of GS, is a citizen of the United States.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business and office of GS is 1370 Ave. of the Americas, 24th Floor, New York, NY 10019.  The business address for Neil Gagnon is 1370 Ave. of the Americas, 24th Floor, New York, NY 10019.

(c)    This Schedule is filed on behalf of GS, Neil Gagnon and the Accounts.  The principal business of GS is purchasing, holding and selling securities for investment purposes.  The principal business of each Account is to invest in securities.  Mr. Gagnon is the Managing Member and Principal Owner of GS.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

GS, Neil Gagnon and the Accounts purchased the shares of Common Stock through open market transactions or through the exercise of rights distributed to the stockholders.  All of such funds were obtained (and the funds for option exercises, if any, will be obtained) through the personal funds of Neil Gagnon and affiliate funds and through the working capital of the Accounts.

CUSIP No. 369822101	13D	Page 5 of 7 Pages

ITEM 4.  Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business.

The Reporting Persons expect from time to time to acquire or dispose of additional shares of Common Stock via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.  However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock.  Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions, as each Reporting Person expects to continuously review such person’s investment in the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b)           GS may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 3,733,176 shares of Common Stock as of January 27, 2012, which represent 16.57% of the Issuer’s outstanding shares of Common Stock.

(i)  Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 3,733,176
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 3,733,176

Neil Gagnon may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 7,303,883 shares of Common Stock as of January 27, 2012, which represent 32.38% of the Issuer’s outstanding shares of Common Stock.

(i)  Sole power to vote or direct vote: 2,785,288
(ii) Shared power to vote or direct vote: 4,434,038
(iii) Sole power to dispose of or direct the disposition: 2,785,288
(iv) Shared power to dispose of or direct the disposition: 4,518,595

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 22,013,299, which is the number of shares of Common Stock referred to by the Issuer in its Quarterly Report on Form 10-Q, filed on February 13, 2012, for the period ended December 31, 2011, plus the number of shares of Common Stock owned by the Reporting Persons subject to the warrants described below.

CUSIP No. 369822101	13D	Page 6 of 7 Pages

GS, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice, may be deemed to beneficially own 3,733,176 shares of the Issuer’s Common Stock held in the Accounts, which includes 1,031,142 units of the Issuer, each such unit comprising one share of Common Stock and a warrant to purchase one-half share of Common Stock exercisable until June 2013 at an exercise price of $4.00 per share.  GS shares voting power and dispositive power with Neil Gagnon, the managing member and principal owner of GS, with respect to 3,137,084 shares of Common Stock held in the Accounts.  GS shares voting and dispositive power with certain persons other than Mr. Gagnon with respect to 512,135 shares of Common Stock held in the Accounts.  GS expressly disclaims beneficial ownership of all securities held in the Accounts.

In addition to the shares of Common Stock held in the Accounts over which Mr. Gagnon shares voting and/or dispositive power with GS, Mr. Gagnon may be deemed to beneficially own 4,166,499 shares of the Issuer’s Common Stock in a private investment fund (the “Fund”), in personal accounts (the “Personal Accounts”), and in foundations, partnerships and trusts (the “Other Accounts”), which includes 1,086,629 units of the Issuer, each such unit comprising one share of Common Stock and a warrant to purchase one-half share of Common Stock exercisable until June 2013 at an exercise price of $4.00 per share..  Mr. Gagnon has sole voting power and sole dispositive power with respect to 746,033 shares of Common Stock held in the Personal Accounts and 2,039,255 shares of Common Stock held in the Fund, he shares voting power with certain persons other than GS with respect to 1,296,954 shares of Common Stock held in the Other Accounts and he shares dispositive power with certain persons other than GS with respect to 1,380,911 shares of Common Stock held in the Other Accounts.  Except for Common Stock held in the Personal Accounts, Mr. Gagnon expressly disclaims beneficial ownership of all securities held in the Accounts, the Other Accounts and the Fund. [Missing Graphic Reference]

(c)    There have been no transactions in the shares of Common Stock by Mr. Gagnon during the past sixty days.  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of GS are set forth in Exhibit B, and are incorporated by reference.  The trading dates, number of units purchased or sold and the price per unit for all transactions in units within the last sixty days on behalf of GS are set forth in Exhibit C, and are incorporated by reference.  All of such transactions were effected in the open market.

(d)   The Accounts, the Personal Accounts, the Other Accounts and the Fund described in Item 5 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts.  The Fund holds in excess of five percent (5%) of the Common Stock of the Issuer.

(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of April [ ], 2012, by and among Gagnon Securities, LLC and Neil Gagnon.

CUSIP No. 369822101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2012
Date

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title

April 5, 2012
Date

Neil Gagnon

/s/ Neil Gagnon
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

April 5, 2012
Date

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title

April 5, 2012
Date

Neil Gagnon

/s/ Neil Gagnon
Signature

A-1

EXHIBIT B

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
10/27/2011	3698	$2.80
11/3/2011	(140)	$2.70
11/22/2011	(230)	$2.60
11/22/2011	(670)	$2.60
11/29/2011	(3900)	$2.60
11/29/2011	(155)	$2.60
11/29/2011	(235)	$2.60
12/5/2011	(200)	$2.60
12/15/2011	(1700)	$2.47
12/15/2011	(3300)	$2.47
12/16/2011	(2440)	$2.50
12/16/2011	(1161)	$2.50
12/16/2011	(3075)	$2.50
12/16/2011	(5770)	$2.50
12/16/2011	(3780)	$2.50
12/21/2011	190	$2.55
12/21/2011	15700	$2.65
12/21/2011	(161)	$2.66
12/21/2011	(615)	$2.66
12/21/2011	(4)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(609)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(609)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(609)	$2.66
12/21/2011	(615)	$2.66
12/21/2011	(130)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(615)	$2.66
12/21/2011	(49)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(615)	$2.66
12/21/2011	(19)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(615)	$2.66
12/21/2011	(19)	$2.66
12/21/2011	(161)	$2.66
12/21/2011	(615)	$2.66

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
12/21/2011	(24)	$2.66
12/29/2011	(15)	$2.60
12/29/2011	(40)	$2.60
12/29/2011	(40)	$2.60
12/29/2011	(40)	$2.60
12/29/2011	(15)	$2.60
12/29/2011	(70)	$2.60
12/29/2011	(55)	$2.60
12/29/2011	(115)	$2.60
1/10/2012	2535	$2.53
1/10/2012	(200)	$2.54
1/23/2012	(919)	$2.51
1/23/2012	(1045)	$2.51
1/23/2012	(785)	$2.51
1/23/2012	(1955)	$2.51
1/23/2012	(103)	$2.51
1/23/2012	(415)	$2.51
1/23/2012	(273)	$2.51
1/23/2012	(1140)	$2.51
1/23/2012	(277)	$2.51
1/23/2012	(1155)	$2.51
1/23/2012	(1147)	$2.51
1/23/2012	(275)	$2.51
1/23/2012	(92)	$2.51
1/23/2012	(385)	$2.51
1/23/2012	(2165)	$2.51
1/23/2012	(38)	$2.51
1/23/2012	(50)	$2.51
1/25/2012	(1370)	$2.46
1/25/2012	(910)	$2.46
1/25/2012	(1675)	$2.46
1/25/2012	(1660)	$2.46
1/25/2012	(1139)	$2.46
1/25/2012	(1668)	$2.46
1/25/2012	(840)	$2.46
1/25/2012	(805)	$2.46
1/25/2012	(1380)	$2.46
1/25/2012	(4711)	$2.46
1/25/2012	(1109)	$2.46
1/25/2012	(1790)	$2.46

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
1/25/2012	(3680)	$2.46
1/25/2012	(1285)	$2.46
1/25/2012	(515)	$2.46
1/25/2012	(260)	$2.46
1/25/2012	(40)	$2.46
1/25/2012	(40)	$2.46
1/25/2012	(105)	$2.46
1/25/2012	(95)	$2.46
1/25/2012	(225)	$2.46
1/25/2012	(25)	$2.46
1/25/2012	(70)	$2.46
1/25/2012	(70)	$2.46
1/25/2012	(70)	$2.46
1/25/2012	(25)	$2.46
1/25/2012	(130)	$2.46
1/25/2012	(105)	$2.46
1/25/2012	(200)	$2.46
1/25/2012	(35)	$2.46
1/25/2012	(35)	$2.46
1/25/2012	(140)	$2.46
1/25/2012	(70)	$2.46

EXHIBIT C

Date of Transaction	Number of Units Purchased/(Sold)	Price Per Unit
10/31/2011	820	$3.50
10/31/2011	(514)	$3.50
10/31/2011	(306)	$3.50
11/16/2011	65	$3.30
11/16/2011	395	$3.30
11/16/2011	265	$3.30
11/16/2011	(291)	$3.30
11/16/2011	(175)	$3.30
12/14/2011	50	$3.30
12/14/2011	50	$3.30
12/30/2011	100	$3.30
12/30/2011	95	$3.30
12/30/2011	(195)	$3.30
1/3/2012	100	$3.30
1/4/2012	355	$3.30
1/4/2012	315	$3.30
1/4/2012	(670)	$3.30
1/5/2012	1400	$3.30
1/5/2012	(1400)	$3.30
1/9/2012	500	$3.30
1/9/2012	(300)	$3.30
1/9/2012	(195)	$3.30
1/9/2012	(5)	$3.30

C-1